10411 Motor City Drive, Suite 650
                                                                                                     Bethesda, MD 20817
T: 301.767.2810
F: 301.767.2811
www.technestholdings.com

VIA EDGAR AND FACSIMILE

November 30, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 6010
Washington D.C. 20549
Attention: Tom Jones

Re:	Technest Holdings, Inc.
Revised Preliminary Information Statement
filed November 21, 2007
File No. 0-27023

Ladies and Gentlemen:

In response to the comments of the staff of the Securities and Exchange Commission (the “Staff”, the “SEC” or the “Commission”) set forth in Mr. Tom Jones’ letter of November 29, 2007 (the “Comment Letter”) regarding the above-referenced Preliminary Information Statement on Schedule 14C (the “Information Statement”), we are submitting, on behalf of Technest Holdings, Inc. (“Technest” or the “Company”), Amendment No. 2 to the Information Statement and the information set forth below in response to the Staff’s Comment Letter.  To assist you in your review, we have included the text of the comment in italics before Technest’s response.

U.S. Securities and Exchange Commission
November 30, 2007

Background of the Sale, page 15

COMMENT

1.    Please refer to prior comment 6. Please disclose the fair market value of the shares issued at the date of the acquisition from Markland.

 RESPONSE

We have revised our disclosure to provide the fair market value of the shares issued at the date of acquisition from Markland.

____________________________

As mentioned in the letter from David Broadwin dated November 26, 2007, for business reasons, the Company plans to close the transactions described in the Information Statement on December 31, 2007.  In order to give the Company time to prepare, print and mail the Information Statement in definitive form in accordance with the requirements of Regulation 14C, the Company hopes to clear comments and finalize the Information Statement before December 5, 2007.  Any assistance you can provide in reviewing and responding to the Company’s response and the Information Statement will be most appreciated.

Thank you for your prompt attention and continued assistance with this filing.  We look forward to finalizing the Information Statement as quickly as possible.  Please contact me at (540) 207-3057 if you have any questions or comments.

Regards,

/s/ Suzette R. O’Connor

Suzette R. O’Connor General Counsel Technest Holdings, Inc.

cc:	Joseph Mackin Gino Pereira Scott Goodwin David Broadwin, Esq.